
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2013

Via E-mail
Aidan Buckley
Chief Executive Officer
Ticket To See, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Ticket To See, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 10, 2013**
> **File No. 333-187049**

Dear Mr. Buckley:

We have reviewed your responses to the comments in our letter dated March 29, 2013 and have the following additional comments. All pages numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 and reissue. We note that you have no assets excluding cash and appear to have no or nominal operations. As such, you appear to be a shell company as that term is defined in Rule 405. Please revise the summary to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Please also discuss in an appropriate place the restrictions imposed on resales of shares of such companies, including the unavailability of Rule 144. Also revise the Risk Factors section on page 4 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Prospectus Summary, page 3

2. We note your response to our prior comment 4. Please revise your disclosure in this section to state that while your address is in Nevada, your sole officer and director currently runs your business from Ireland without an office and through the use of phone and email.

Risk Factors, page 4

3. We note your response to our prior comment 43. In light of the fact that Mr. Buckley is currently employed in a full-time job in addition to running your business, please revise

to include an additional risk factor disclosing this fact along with any related potential risks.

Description of Our Business, page 14

General

4. We note your response to our prior comment 15 and reissue. Please provide substantial detail in the text of the prospectus explaining why you believe you will have operational advantages over potential competitors at a low cost to consumers. If you are unable to do so, please revise to present what you believe to be reasonable expectations for the development of your business based on your particular circumstances. Please also be sure to balance your disclosure in this section by acknowledging the fact that your competitors have far greater resources and much more experience operating in the industry than you do.

Principal Products or Services and Their Markets, page 14

5. We note your response to our prior comment 16 and reissue in part. Please revise statements such as those on page 18 that you offer "[b]etter client service," and clients can "[w]atch your phone traffic decrease as up to 78% of your patrons choose their own seats online," and that there is "virtually no end to the number of potential customers," and on page 22 that your website name is an "excellent choice." The statements referenced above are merely examples. Please revise throughout the prospectus accordingly.

6. Please revise to clarify what is meant on page 15 by "fully automated, online structure."

7. We note your response to our prior comment 17 and reissue in part. Please explain whether the anticipated advantages you list on page 15 are in comparison to other online ticket dealers or otherwise.

8. We note your response to our prior comment 19 and reissue in part. On page 15, please provide greater detail regarding the investigations that management has based its conclusions upon, including the sources that informed management's findings.

9. We note your response to our prior comment 21 and reissue in part. Please clarify what is meant by the phrase "old fashion networking." Please also revise to state as a belief that Mr. Buckley "is capable of networking and developing new relationships as needed."

Distribution Methods of the Products or Services, page 16

10. We note your response to our prior comment 25. Please revise to disclose the process for implementing your system.

11. We note your response to our prior comment 26 and reissue in part. Please explain whether you will charge your clients for the use of your platform. If so, please discuss whether you anticipate that this will constitute a material portion of your revenues.

12. Please reconcile your statement on page 18 that your business will maintain no kiosks with statements such as on page 19 that "[a] person visiting the kiosk under the promotion can be given access to special prices."

Overview of the Online Ticketing Industry, page 20

13. We note your response to our prior comment 28 and reissue in part. Please revise to disclose why you are relying on information from 2005 in the second paragraph of this section, and utilize updated figures if possible.

14. We also note that your revised industry disclosure includes extensive quotations from an IBISWorld Market Research report. Please tell us whether you have permission to quote from this report in your prospectus. If not, please consider revising your disclosure to eliminate the use of direct quotations.

Competition, Competitive Position in the Industry and Methods of Competition, page 21

15. We note your response to our prior comment 31 and reissue in part. Please provide a basis for your belief that there are no barriers to entry. Otherwise, please balance your disclosure by acknowledging that the market position of more experienced companies with greater financial resources may make it difficult for you to establish your business within the industry.

16. You state that Mr. Buckley has a full-time job at which he spends 48 hours per week and that he devotes "approximately 65%" of his time, or 25 hours per week, to your business. Please reconcile the apparent inconsistency here.

Management's Discussion and Analysis or Plan of Operation, page 25

Plan of Operation, page 26

17. We note your response to our prior comment 39 and reissue in part. Please revise to clarify whether the phrase "the company will require a total of $20,000" is in addition to the $15,482 you currently have in cash. Please explain how you intend to develop "extensive lists of prospective clients" at "no additional costs."

18. The specific activities and associated costs described in this section do not appear to reconcile with the use of proceeds disclosure on page 10. Please revise accordingly or explain the apparent inconsistency.

19. We note your response to our prior comment 40 and reissue in part. Please revise to include an expanded discussion of Phases II and III of your business plan, focusing on specific aspects of marketing and implementation.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Wayne Chiang
        Chiang Law Office, P.C.